Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208502

Neurotrope, Inc.

Prospectus Supplement No. 4

240,024,699 Shares

Common Stock

This prospectus supplement no. 4 (the “Supplement”) supplements information contained in the prospectus dated January 19, 2016 (the “Prospectus”), relating to the resale by selling stockholders of Neurotrope, Inc., a Nevada corporation, of up to 240,024,699 shares of our common stock, par value $0.0001 per share.  The shares being offered consist of 150% of each of the following: (a) 26,234,940 shares of our common stock issuable upon conversion of 262,349.4 outstanding shares of our Series B Stock, (b) 26,234,940 shares of our common stock issuable upon exercise of the outstanding Series A warrants to purchase our common stock having an exercise price of $0.80 per share, (c) 26,234,940 shares of our common stock issuable upon exercise of the outstanding Series B warrants to purchase our common stock having an exercise price of $0.80 per share, (d) 26,234,940 shares of our common stock issuable upon exercise of the outstanding Series C warrants to purchase our common stock having an exercise price of $1.25 per share, (e) 26,234,940 shares of our common stock issuable upon exercise of the outstanding Series D warrants to purchase our common stock having an exercise price of $1.00 per share, (f) 26,234,940 shares of our common stock issuable upon exercise of the outstanding Series E warrants to purchase our common stock having an exercise price of $1.50 per share, (g) 363,456 shares of our common stock issuable upon exercise of placement agent warrants to purchase our common stock having an exercise price of $0.01 per share, (h) 1,090,370 shares of our common stock issuable upon exercise of placement agent warrants to purchase our common stock having an exercise price of $0.60 per share, and (i) 1,153,000 shares of our common stock issuable upon exercise of placement agent warrants to purchase our common stock having an exercise price of $1.50 per share, subject to adjustment to $0.80 per share upon the exercise of all Series A Warrants or all Series B Warrants.  The shares offered by the Prospectus were issued in connection with our private placement of securities, which was completed in November 2015 (the “November 2015 Private Placement”), and may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2016 (the “Form 10-Q”). Accordingly, we have attached the Form 10-Q to this Supplement.

This Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 16, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission File Number:   333-172647

Neurotrope, Inc.

(Exact name of registrant as specified in its charter)

Nevada	46-3522381
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

205 East 42nd Street, 16th Floor

New York, NY 10017

(973) 242-0005

(Registrant’s telephone number, including area code)

50 Park Place, Suite 1401

Newark, New Jersey 07102

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

(Do not check if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

As of August 8, 2016, there were 49,727,596 shares of the registrant’s common stock, $ 0.0001 par value per share, issued and outstanding.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this report contain or may contain forward-looking statements. These statements, identified by words such as “plan,” “anticipate,” “believe,” “estimate,” “should,” “expect” and similar expressions, include our expectations and objectives regarding our future financial position, operating results and business strategy. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, our ability to secure suitable financing to continue with our existing business or change our business and conclude a merger, acquisition or combination with a business prospect, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Readers should carefully review this report in its entirety, including but not limited to our financial statements and the notes thereto and the risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (the “SEC”). We advise you to carefully review the reports and documents we file from time to time with the SEC, particularly our quarterly reports on Form 10-Q and our current reports on Form 8-K. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to publicly release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

OTHER INFORMATION

When used in this report, the terms, “we,” the “Company,” “our,” and “us” refer to Neurotrope, Inc., a Nevada corporation (formerly BlueFlash Communications, Inc., a Florida corporation) and its consolidated subsidiary Neurotrope BioScience, Inc. (“Neurotrope BioScience”).

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PART I

FINANCIAL INFORMATION

Item 1. Financial Statements.

Neurotrope, Inc and Subsidiary

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30	December 31,
	2016	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,958,192	$11,230,637
Prepaid expenses	97,877	1,489,851
Subscription receivable	-	2,761

TOTAL CURRENT ASSETS	9,056,069	12,723,249

Fixed Assets, net of accumulated depreciation	58,670	59,175

TOTAL ASSETS	$9,114,739	$12,782,424

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable	$699,511	$449,875
Accrued expenses	178,460	141,525
Note payable	-	10,511
Accrued expenses - related party	351,344	389,058

TOTAL CURRENT LIABILITIES	1,229,315	990,969

Commitments and contingencies

Convertible redeemable preferred stock, Series B, $.0001 par value, 333,333 shares authorized; 258,049.4 issued and outstanding at June 30, 2016 and 262,349.4 shares issued and outstanding at December 31, 2015 Liquidation preference of $15,482,963 at June 30, 2016 and $15,740,963 at December 31, 2015. plus dividends accruable at 13.3% per annum of $1,304,576 as of June 30, 2016 and $279,824 as of December 31, 2015.	11,621,224	11,814,874

SHAREHOLDERS' DEFICIT
Common stock - 400,000,000 shares authorized, $.0001 par value; 49,627,596 issued and outstanding at June 30, 2016; 49,170,232 shares issued and outstanding at December 31, 2015	4,962	4,917
Additional paid-in capital	28,304,453	27,695,888
Accumulated deficit	(32,045,215)	(27,724,224)

TOTAL SHAREHOLDERS' DEFICIT	(3,735,800)	(23,419)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$9,114,739	$12,782,424

See accompanying notes to condensed consolidated financial statements.

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Neurotrope, Inc. and Subsidiary

Condensed Consolidated Statements of Operations

(Unaudited)

	Six Months Ended	Six Months Ended	Three Months Ended	Three Months Ended
	June 30	June 30	June 30	June 30
	2016	2015	2016	2015

OPERATING EXPENSES:
Research and development - related party	$514,558	$1,215,881	$264,558	$615,881
Research and development	1,818,679	1,079,478	925,942	586,821
General and administrative - related party	54,000	54,000	27,000	27,000
General and administrative	1,523,001	2,424,340	767,649	1,237,982
Stock-based compensation - related party	87,635	87,154	43,818	43,818
Stock-based compensation	327,052	157,861	165,823	139,375

TOTAL OPERATING EXPENSES	4,324,925	5,018,714	2,194,790	2,650,877

OTHER INCOME:
Interest income	3,934	2,489	1,856	921

Net loss before income taxes	(4,320,991)	(5,016,225)	(2,192,934)	(2,649,956)

Provision for income taxes	-	-	-	-

Net loss	$(4,320,991)	$(5,016,225)	$(2,192,934)	$(2,649,956)

Preferred Stock dividends	(1,024,752)	(674,565)	(504,712)	(339,146)

Net loss attributable to common shareholders	$(5,345,743)	$(5,690,790)	$(2,697,646)	$(2,989,102)

PER SHARE DATA:

Basic and diluted loss per common share	$(0.11)	$(0.22)	$(0.05)	$(0.11)

Basic and diluted weighted average common shares outstanding	49,237,000	25,829,000	49,373,000	27,623,000

See accompanying notes to condensed consolidated financial statements.

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Neurotrope, Inc. and Subsidiary

Condensed Consolidated Statement of Changes in Shareholders’ Deficit

(Unaudited)

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance January 1, 2016	49,170,232	$4,917	$27,695,888	$(27,724,224)	$(23,419)

Conversion of Series B preferred stock to common stock	430,000	43	193,607	-	193,650

Stock based compensation	-	-	414,687	-	414,687

Exercise of common stock warrants	27,364	2	271	-	274

Net loss	-	-	-	(4,320,991)	(4,320,991)

Balance June 30, 2016	49,627,596	$4,962	$28,304,453	$(32,045,215)	$(3,735,800)

See accompanying notes to condensed consolidated financial statements.

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Neurotrope, Inc. and Subsidiary

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended	Six Months Ended
	June 30, 2016	June 30, 2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,320,991)	$(5,016,225)
Adjustments to reconcile net loss to net cash used by operating activities
Stock based compensation	414,687	245,015
Depreciation expense	3,451	3,049
Change in assets and liabilities
Decrease in prepaid expenses	1,391,974	22,018
Decrease in subscription receivable	2,761	-
(Decrease) in accrued expenses - related party	(37,714)	-
Increase in accounts payable	249,636	73,683
(Decrease) increase in accrued expenses	36,935	35,529
Total adjustments	2,061,730	379,294

Net Cash Used in Operating Activities	(2,259,261)	(4,636,931)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,947)	(11,827)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from note payable	-	28,904
Repayments on note payable	(10,511)	(2,628)
Proceeds from exercise of common stock warrants	274	2,363

Net Cash (Used in) Provided by Financing Activities	(10,237)	28,639

NET DECREASE IN CASH	(2,272,445)	(4,620,119)

CASH AT BEGINNING OF PERIOD	11,230,637	8,010,357

CASH AT END OF PERIOD	$8,958,192	$3,390,238

DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

Conversion of convertible redeemable preferred stock to common stock	$193,650	$3,787,537

See accompanying notes to condensed consolidated financial statements.

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NEUROTROPE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 – Organization and Nature of Planned Business:

Neurotrope BioScience was incorporated in Delaware on October 31, 2012. Neurotrope BioScience was formed to advance new therapeutic and diagnostic technologies in the field of neurodegenerative disease, primarily Alzheimer’s disease (“AD”). Neurotrope BioScience is collaborating with the Blanchette Rockefeller Neurosciences Institute (“BRNI”), a related party, in this process. The exclusive rights to certain technology were licensed by BRNI to the Company on February 28, 2013 (see Note 6 below).

On August 23, 2013, a wholly-owned subsidiary of Neurotrope, Inc. (formerly “BlueFlash Communications, Inc.”), Neurotrope Acquisition, Inc., a corporation formed in the State of Nevada on August 15, 2013, merged with and into Neurotrope BioScience (the “Reverse Merger”). Neurotrope BioScience was the surviving corporation in the Reverse Merger and became the Company’s wholly-owned subsidiary. All of the outstanding Neurotrope BioScience common stock was converted into shares of Neurotrope, Inc. common stock, par value $0.0001 per shares (the “Common Stock”) on a one-for-one basis.

The transaction was accounted for as a reverse merger and recapitalization with Neurotrope BioScience as the acquirer for financial reporting purposes and Neurotrope, Inc. as the acquired company. Consequently, the assets and liabilities and the operations that are reflected in the historical financial statements are those of Neurotrope BioScience and are recorded at the historical cost basis of Neurotrope BioScience, and the consolidated financial statements after completion of the Reverse Merger include the assets and liabilities of Neurotrope BioScience and Neurotrope, Inc., and the historical operations of Neurotrope, Inc. and Neurotrope BioScience from the closing date.

As a result of the Reverse Merger, Neurotrope, Inc. discontinued its pre-Reverse Merger business and acquired the business of Neurotrope BioScience, which it is continuing to operate through Neurotrope BioScience. The common stock of Neurotrope, Inc. is traded under the ticker symbol “NTRP.”

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) have been condensed or omitted. However, we believe that the disclosures included in these financial statements are adequate to make the information presented not misleading. The unaudited condensed consolidated financial statements included in this document have been prepared on the same basis as the annual consolidated financial statements, and in our opinion reflect all adjustments, which include normal recurring adjustments necessary for a fair presentation in accordance with GAAP and SEC regulations for interim financial statements. The results for the six months ended June 30, 2016 are not necessarily indicative of the results that we will have for any subsequent period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes to those statements for the year ended December 31, 2015 included in our Annual Report on Form 10-K.

Note 2 – Going Concern:

The unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, we have generated no revenues to date, have incurred substantial losses and have substantial contractual commitments pursuant to various agreements to which we are a party.

Our ability to continue existence is dependent upon our continuing efforts to obtain additional financing to carry out our business plan. We intend to fund our operations through equity and/or debt financing arrangements and any revenues generated in the future. Any equity financing, if available, would most likely be significantly dilutive to our current stockholders. However, there can be no assurance that these arrangements, if any, will be sufficient to fund our ongoing capital expenditures, working capital, and other cash requirements. The outcome of these matters cannot be predicted at this time.

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There can be no assurance that any additional financings will be available to us on satisfactory terms and conditions, if at all. These conditions raise substantial doubt as to our ability to continue as a going concern.

The consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should we be unable to continue as a going concern.

Note 3 – Summary of Significant Accounting Policies:

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:

Certain reclassifications have been made to the 2015 financial statements to conform to the consolidated 2016 financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

Cash and Cash Equivalents:

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. At June 30, 2016, the Company’s cash balances exceed the current insured amounts under the Federal Deposit Insurance Corporation.

Property and Equipment:

Property and equipment is capitalized and depreciated on a straight line basis over the useful life of the asset, which is deemed to be between three and ten years. Property and equipment consist of the following:

	June 30, 2016	December 31, 2015
Property and equipment	$69,716	$66,770
Accumulated depreciation	(11,046)	(7,595)
Property and equipment, net	$58,670	$59,175

Depreciation expense for the six months ended June 30, 2016 and 2015 was $3,451 and $3,049, respectively.

Research and Development Costs:

All research and development costs, including costs to maintain or expand the Company’s patent portfolio licensed from BRNI that do not meet the criteria for capitalization are expensed when incurred. FASB ASC Topic 730 requires companies involved in research and development activities to capitalize non-refundable advance payments for such services pursuant to contractual arrangements because the right to receive those services represents an economic benefit. Such capitalized advances will be expensed when the services occur and the economic benefit is realized. There were no capitalized research and development services at June 30, 2016 and December 31, 2015.

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Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes and the tax effects of net operating loss and other carryforwards. The deferred tax assets and liabilities represent the future tax consequences of those differences and carryforwards, which will either be taxable or deductible when the related assets, liabilities or carryforwards are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company applies the provisions of FASB ASC 740-10, Accounting for Uncertain Tax Positions, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard also provides guidance on de-recognition, classification, interest and penalties, and accounting in interim periods, disclosure and transitions.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in the accompanying financial statements. The tax period that is subject to examination by major tax jurisdictions is from October 31, 2012 (inception) through June 30, 2016.

Risks and Uncertainties:

The Company operates in an industry that is subject to rapid technological change, intense competition and significant government regulation. The Company’s operations are subject to significant risk and uncertainties including financial, operational, technological, regulatory and other risk. Such factors include, but are not necessarily limited to, the results of clinical testing and trial activities, the ability to obtain regulatory approval, the ability to obtain favorable licensing, manufacturing or other agreements for its product candidates and the ability to raise capital to achieve strategic objectives.

Stock Compensation:

The Company accounts for stock-based awards to employees in accordance with applicable accounting principles, which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the financial statements based on a determination of the fair value of the stock options. The grant date fair value is determined using the Black-Scholes-Merton (“Black-Scholes”) pricing model. For all employee stock options, we recognize expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company’s option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility, expected term, and forfeiture rate. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

Options awarded to purchase shares of Common Stock issued to non-employees in exchange for services are accounted for as variable awards in accordance with applicable accounting principles. Such options are valued using the Black-Scholes option pricing model.

Recent Accounting Pronouncements:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to put most leases on their balance sheets by recognizing a lessee’s rights and obligations, while expenses will continue to be recognized in a similar manner to today’s legacy lease accounting guidance. This ASU could also significantly affect the financial ratios used for external reporting and other purposes, such as debt covenant compliance. This ASU will be effective for January 1, 2019, with early adoption permitted. We are currently in the process of assessing the impact of this ASU on our consolidated financial statements.

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In March 2016, the FASB issued ASU No. 2016-09, Stock Compensation (Topic 718), which includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. The standard is effective for annual periods beginning after December 15, 2016, with early adoption permitted. We are currently in the process of assessing the impact of this ASU on our consolidated financial statements.

Note 4 – Contractual Commitments:

The Company has entered into employment agreements with each of the executive officers of the Company. The agreements for these officers have remaining terms as of June 30, 2016 extending through 2017, as adjusted for recent management changes outlined in Note 11 - “Subsequent Events, providing for aggregate base salaries of approximately $380,000 for the remainder of 2016 and approximately $350,000 for 2017.

On September 4, 2014, the Company entered into a long-term lease for 4,000 square feet of office space in Newark, New Jersey. The lease commenced on September 1, 2014 and expires on December 1, 2017 and has two (2) one-year renewal options. The base rent is payable, commencing December 1, 2014, at an annual rate of $88,000 with no increases during the lease term and renewal terms. In addition, commencing September 1, 2014, the Company is obligated to pay its share of common area charges. On May 1, 2016, the Company abandoned the lease and is negotiating with the landlord as to a settlement of amounts due. As of June 30, 2016, the Company has accrued the remainder of the lease payments for a total of approximately $136,100.

Note 5 – Collaborative Agreements:

On May 12, 2014, the Company entered into a license agreement (the “Stanford Agreement”) with The Board of Trustees of The Leland Stanford Junior University (“Stanford”), pursuant to which Stanford has granted to the Company a revenue-bearing, world-wide right and exclusive license, with the right to grant sublicenses (on certain conditions), under certain patent rights and related technology for the use of bryostatin structural derivatives, known as “bryologs,” for use in the treatment of central nervous system disorders, lysosomal storage diseases, stroke, cardio protection and traumatic brain injury, for the life of the licensed patents.

During the six months ended June 30, 2016, the Company paid Stanford the annual maintenance fee of $10,000 which will be amortized over the applicable one-year licensing period.

On May 15, 2014, the Company entered into an agreement with a contract research organization (“CRO”) to conduct a clinical trial relating to AD. The Company had agreed to pay fees to the CRO totaling $715,159, based upon signing of the agreement and the CRO achieving certain clinical trial milestones, plus reasonable out-of-pocket expenses. On November 19, 2014, the CRO agreement was amended, requiring the Company to pay a reduced amount totaling $657,238 plus third party pass-through expenses. On June 30, 2016, the Company paid $150,000 to fully settle its payable to the CRO and has no additional commitment pursuant to this agreement. The Company has incurred a total of $837,112 in fees, $0, and $377,225 of which are included in the balance sheet as payables as of June 30, 2016 and December 31, 2015, respectively.

On July 14, 2014, Neurotrope BioScience entered into an Exclusive License Agreement (the “Mount Sinai Agreement”) with the Icahn School of Medicine at Mount Sinai (“Mount Sinai”). Pursuant to the Mount Sinai Agreement, Mount Sinai granted Neurotrope BioScience a revenue-bearing, world-wide right and (a) exclusive license, with the right to grant sublicenses (on certain conditions), under Mount Sinai’s interest in certain joint patents held by the Company and Mount Sinai (the “Joint Patents”) as well as in certain results and data (the “Data Package”) and (b) non-exclusive license, with the right to grant sublicenses on certain conditions, to certain technical information, both relating to the diagnostic, prophylactic or therapeutic use for treating diseases or disorders in humans relying on activation of Protein Kinase C Epsilon (“PKCε”), which includes Niemann-Pick Disease (the “Mount Sinai Field of Use”). The Mount Sinai Agreement allows Neurotrope BioScience to research, discover, develop, make, have made, use, have used, import, lease, sell, have sold and offer certain products, processes or methods that are covered by valid claims of Mount Sinai’s interest in the Joint Patents or an Orphan Drug Designation Application covering the Data Package (“Mount Sinai Licensed Product(s)”) in the Mount Sinai Field of Use. During the six months ended June 30, 2016, the Company paid Mount Sinai $29,400, which represents 75% of total amounts due, for ongoing preclinical research and development work.

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On October 9, 2015, Neurotrope BioScience executed a Services Agreement (the “Services Agreement”) with WCT, effective as of August 31, 2015. The Agreement relates to services for Neurotrope BioScience’s Phase 2b clinical study assessing the safety, tolerability and efficacy of bryostatin in the treatment of moderately severe to severe AD (the “Study”). Pursuant to the terms of the Services Agreement, WCT will provide services to enroll approximately one hundred and fifty (150) Study subjects. The first Study site was initiated during the fourth quarter of 2015. The total estimated budget for the services, including pass-through costs, was approximately $11.6 million. Neurotrope BioScience paid WCT an advance payment of $200,000 upon execution of the Services Agreement.

On July 27, 2016, the Company received approval of the institutional review board (“IRB”) for our amended protocol submitted on July 21, 2016 to the U.S. Food and Drug Administration relating to the Phase 2b clinical trial of our lead drug candidate, Bryostatin-1, for the treatment of advanced Alzheimer’s disease, which amended protocol eliminates the second study period following the first 12 weeks of treatment (See Note 11 – “Subsequent Events”.) As a result, the Company believes that the total trial cost will be reduced.

On November 11, 2015, Neurotrope BioScience paid WCT $1,875,861 for the following advance payment: (i) services fees of approximately $928,000; (ii) pass-through expenses of approximately $268,000; and (iii) investigator/institute fees of approximately $680,000. The remaining payments of approximately $9.5 million are to be paid over the period from July 2016 through September 2017. Neurotrope BioScience may terminate the Agreement without cause upon 60 days’ prior written notice. As of June 30, 2016, the Company’s balance sheet includes a payable balance for WCT services of approximately $533,000. The Services Agreement can be terminated by the Company or WTC under certain terms, as described in the Services Agreement.

Also, in connection with the execution of the Services Agreement, Neurotrope BioScience received consent and entered into a Statement of Work pursuant to its BRNI License Agreement (see Note 6 below).

Note 6 – Related Party Transactions and Licensing / Research Agreements:

One director of the Company, James Gottlieb, was also a director of BRNI as of June 30, 2016. William Singer was the president of BRNI until April 26, 2016. BRNI is a stockholder of a corporation, Neuroscience Research Ventures, Inc. (“NRVI”), which owned 18.2% of the Company's outstanding Common Stock as of June 30, 2016.

Effective October 31, 2012, Neurotrope BioScience executed a Technology License and Services Agreement (the “TLSA”) with BRNI, a related party, and NRV II, LLC (“NRV II”), another affiliate of BRNI, which was amended by Amendment No. 1 to the TLSA as of August 21, 2013. As of February 4, 2015, the parties entered into an Amended and Restated Technology License and Services Agreement (the “BRNI License Agreement”). The BRNI License Agreement amended and restated the TLSA, as amended. Under the terms of the BRNI License Agreement, BRNI provides research services and has granted Neurotrope BioScience the exclusive and nontransferable world-wide, royalty-bearing right, with a right to sublicense (in accordance with the terms and conditions described below), under BRNI’s and NRV II’s respective right, title and interest in and to certain patents and technology owned by BRNI or licensed to NRV II by BRNI as of or subsequent to October 31, 2012, to develop, use, manufacture, market, offer for sale, sell, distribute, import and export certain products or services for therapeutic and diagnostic applications for AD and other cognitive dysfunctions in humans or animals (the “Field of Use”). Additionally, the TLSA specifies that all patents that issue from a certain patent application, shall constitute licensed patents and all trade secrets, know-how and other confidential information claimed by such patents constitute licensed technology under the BRNI License. The BRNI License Agreement terminates on the later of the date (a) the last of the licensed patent expires, is abandoned, or is declared unenforceable or invalid or (b) the last of the intellectual property enters the public domain. After the initial Series A Stock financing, the BRNI License Agreement required Neurotrope BioScience to enter into scope of work agreements with BRNI as the preferred service provider for any research and development services or other related scientific assistance and support services.

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In addition, the BRNI License Agreement requires the Company to pay BRNI a “Fixed Research Fee” of $1 million per year for five years, commencing on the date that the Company completes a Series B Stock financing resulting in net proceeds of at least $25,000,000 (the “Series B Financing”). This Fixed Research Fee is not yet due. The BRNI License Agreement also requires the payment of royalties ranging between 2% and 5% of the Company’s revenues generated from the licensed patents and other intellectual property, dependent upon the percentage ownership that NRVI holds in the Company. Under the BRNI License Agreement, the Company is required to prepay royalty fees at a rate of 5% of all investor funds raised in the Series A or Series B Stock financings or any subsequent rounds of financing prior to a public offering, less commissions.

On November 12, 2015, Neurotrope BioScience, BRNI, and NRV II entered into an amendment (the “Amendment”) to the TLSA pursuant to which BRNI granted rights in certain technology to Neurotrope BioScience. Under the Amendment, the “Advances on Future Royalties” section of the TLSA was amended and restated to (i) eliminate the requirement that Neurotrope BioScience pay BRNI prepaid royalties equal to five percent (5%) of financing proceeds received by Neurotrope BioScience in any financing prior to a public offering, and (ii) provide that Neurotrope BioScience will deliver to BRNI, following each closing pursuant to a certain securities purchase agreement, an amount equal to 2.5% of the Post-PA Fees Proceeds received at such closing. In addition, the Amendment provides that on or prior to December 31, 2016, Neurotrope Bioscience shall deliver to BRNI an amount equal to 2.5% of the aggregate Post-PA Fee Proceeds received at the closings. Each payment would constitute an advance royalty payment to BRNI and will be offset (with no interest) against the amount of future royalty obligations payable until such time that the amount of such future royalty obligations equals in full the amount of the advance royalty payments made. “Post-PA Fee Proceeds” means the gross proceeds received, less all amounts paid to the placement agent(s), in relation to such gross proceeds. No other expenses of Neurotrope Bioscience shall be subtracted from the gross proceeds to determine the “Post-PA Fee Proceeds.” As of June 30, 2016, the Company recorded a liability of $348,011 resulting from this Amendment.

Pursuant to the BRNI License Agreement, on February 4, 2015, Neurotrope BioScience and BRNI entered into a new Statement of Work and Account Satisfaction Agreement (the “February 2015 SOW”). The February 2015 SOW was effective as of October 1, 2014 and ended on September 30, 2015. In consideration for the February 2015 SOW, BRNI agreed to (a) use commercially reasonable efforts to enroll at least four (4) additional compassionate use or expanded access patients, in trials of BRNI’s Alzheimer’s therapeutic drug platform during the term of the SOW, (b) perform certain services requested by Neurotrope BioScience for the further development of BRNI’s Alzheimer’s therapeutic drug platform, (c) perform certain services for the further development of BRNI’s Alzheimer’s diagnostic test, (d) to the extent permitted by applicable law, transfer all of its rights and regulatory obligations, except for those relating to the compassionate use expanded access trials, associated with BRNI’s Investigative New Drug Application (IND) 71,276 to Neurotrope BioScience, (e) conduct initial research on the application of its PKCε platform to treat Fragile X disease, (f) conduct initial research on polyunsaturated fatty acid derivatives for the purpose of developing a commercially usable PKCε activator, and (g) provide assistance, advice and other similar services to Neurotrope BioScience regarding Neurotrope BioScience’s analysis of bryologs pursuant to Neurotrope BioScience’s agreement with Stanford University, for purpose of developing a commercially usable PKCε activator. Under the BRNI License Agreement, Neurotrope BioScience received a license to certain technology, including rights relating to an in vitro test system based on examination of skin cells intended to predict the presence of Alzheimer’s disease in humans (the “AD Diagnostic Test”). Further, under the February 2015 SOW, Neurotrope BioScience’s rights to the technology associated with the AD Diagnostic Test automatically reverted to BRNI based on certain contractual conditions on July 10, 2015. The remaining terms and conditions of the BRNI License Agreement, including the license of technology associated with Neurotrope BioScience’s PKC activator research (such as bryostatin), remain in full force and effect, in accordance with the conditions thereof.  For the year ended December 31, 2015, Neurotrope BioScience incurred $2,052,595 in expenses relating to the February 2015 SOW. The Company is obligated to pay BRNI approximately $20,000 for ongoing testing and validation work, which should be completed by the third quarter of 2016.

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On November 12, 2015, Neurotrope BioScience and BRNI entered into a new statement of Work Agreement (the “November 2015 SOW Agreement”) pursuant to the TLSA. The November 2015 SOW Agreement is effective as of November 1, 2015 and continues until December 31, 2016. Pursuant to the November 2015 SOW Agreement, Neurotrope BioScience agreed to pay BRNI one million one hundred sixty-six thousand six hundred sixty-six dollars ($1,166,666) in service fees payable in the amount of eighty-three thousand three hundred thirty-three dollars ($83,333) per month for each month from November 1, 2015 through December 31, 2016. In consideration for the payments made pursuant to the November 2015 SOW Agreement, BRNI shall perform the services requested by Neurotrope BioScience for the further development of Neurotrope’s bryostatin drug platform. During the six months ended June 30, 2016, the Company paid BRNI $500,000 pursuant to the November 2015 SOW Agreement, which is included in the statement of operations as Research and Development – Related Party.

On July 28, 2016, BRNI filed a petition for Chapter 11 Reorganization in the United States Bankruptcy Court for the District of West Virginia. As part of the bankruptcy filing, BRNI has asked the Bankruptcy Court to reject certain executory contracts including employment agreements with a number of its researchers and other personnel, including, without limitation, Dr. Daniel Alkon, who is our Chief Scientific Officer and also, as the scientific director of BRNI, has led a team of BRNI scientists who are involved on behalf of BRNI in support of the Neurotrope-BRNI License Agreement. BRNI has not requested that the Neurotrope-BRNI License Agreement itself be rejected. We do not believe that BRNI, as a matter of law, has a right to terminate the Neurotrope-BRNI License Agreement as a result of the bankruptcy filing and have been advised by BRNI’s representatives that there will be no action regarding the Neurotrope-BRNI License and that BRNI intends to meet all of its obligations in support of the Company’s work.

Note 7 – Income Taxes:

The Company incurred a net operating loss for income tax purposes of $26,725,315 for the period from October 31, 2012 (inception) through June 30, 2016. The net operating loss carryforwards resulted in a deferred tax asset of approximately $9.3 million at June 30, 2016. Income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company would receive a compensation expense deduction related to non-qualified stock options only when those options are exercised. Accordingly, the financial statement recognition of compensation cost for non-qualified stock options creates a deductible temporary difference which results in a deferred tax asset of approximately $373,000 as of June 30, 2016. The Company does not recognize a tax benefit for compensation expense related to incentive stock options (“ISOs”) unless the underlying shares are disposed of in a disqualifying disposition. Accordingly, compensation expense related to ISOs is treated as a permanent difference for income tax purposes. These deferred tax assets are reduced to zero by an offsetting valuation allowance. As a result, there is no provision for income taxes.

Note 8 – Common Stock:

During the six months ended June 30, 2016, three holders of 4,300 total shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share converted those shares into 430,000 shares of Neurotrope’s Common Stock and three holders of 27,364 warrants exercisable at $0.01 per share of Common Stock exercised their warrants into 27,364 shares of Common Stock

On April 12, 2016, the stockholders of the Company approved to increase the number of authorized shares of our Common Stock to 400,000,000 shares.

Note 9 – Stock Options:

The Board of Directors adopted, with the approval of the Company’s stockholders, the 2013 Equity Incentive Plan (the “2013 Plan”), which provided for the issuance of incentive awards of up to 7,000,000 shares of Common Stock (until it was amended as provided below) to officers, key employees, consultants and directors.

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On July 23, 2014, the Company’s Board approved an increase in the total number of shares available under the 2013 Plan by 3,000,000 to 10,000,000 shares. The increase was subsequently approved by the Company’s stockholders on June 9, 2015.

The following is a summary of stock option activity under the stock option plans for the six months ended June 30, 2016:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Number of	Exercise	Term	Value
	Shares	Price	(Years)	(in thousands)
Options outstanding at January 1, 2016	8,582,952	$1.32	7.5	$0
Options granted	550,000	$0.60
Less options forfeited	(280,418)	$0.66
Less options expired/cancelled	(20,000)	$1.76
Less options exercised	-	$0.00
Options outstanding at June 30, 2016	8,832,534	$1.30	7.8	$0
Options exercisable at June 30, 2016	6,181,229	$1.39	7.3	$0

The following is a summary of stock options outstanding under the plans as of June 30, 2016:

				Stock Options
	Stock Options Outstanding			Exercisable
		Weighted Avg.	Weighted Avg.		Weighted Avg.
Range of	Number of	Contractual Life	Exercise	Number of	Exercise
Exercise Prices	Shares	(years)	Price	Shares	Price
$ 0.01 - $ 0.71	1,078,082	9.11	$0.61	665,582	$0.61
$ 0.80 - $ 1.00	3,062,048	7.93	$0.93	1,478,024	$0.96
$ 1.11 - $ 1.55	1,120,000	7.74	$1.32	842,438	$1.25
$ 1.64 - $ 2.22	3,572,404	7.30	$1.82	3,195,185	$1.79
	8,832,534	7.80	$1.30	6,181,229	$1.39

As of June 30, 2016, there were approximately $1.6 million of total unrecognized compensation costs related to unvested stock options and restricted stock. These costs are expected to be recognized over a weighted average period of 2.38 years.

The Company used the Black-Scholes valuation model to calculate the fair value of stock options. Stock-based compensation expense is recognized over the vesting period using the straight-line method.

The fair value of stock options issued for the six months ended June 30, 2016 was estimated at the grant date using the following weighted average assumptions: Dividend yield 0%; Volatility 89.34%; Risk-free interest rate 1.75%; weighted average grant date fair value of $0.35 per share. There is no current allowance for forfeitures.

The total stock option-based compensation recorded as operating expense was $414,687 and $245,015 for the six months ended June 30, 2016 and 2015, respectively. For the three months ending June 30, 2016, the totals were $209,641and $183,193, respectively. All of the stock option-based compensation expense was classified as stock based compensation expense. On September 28, 2015, the Company’s Board of Directors amended the option agreements granted to all its officers and directors to clarify that the options were to be deemed non-qualified stock options.

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Note 10 – Common and Preferred Stock Reserved for Future Issuances:

Common stock reserved for future issuances consisted of the following at June 30, 2016:

Common Stock Reserved
Common stock warrants outstanding	134,800,876
Common stock for potential anti-dilution of warrants	66,712,722
Common stock options outstanding	8,832,534
Conversion of Series B Stock	25,804,940
Common stock for potential anti-dilution of Series B Stock	12,902,470
Total	249,053,542

On February 9, 2015, the holders of placement agent warrants to purchase an aggregate of 1,325,000 shares of our Series A Stock entered into Conversion Agreements with the Company pursuant to which such holders’ placement agent warrants to purchase Series A Stock were converted, for no additional consideration, into common stock purchase warrants to purchase an aggregate of 1,325,000 shares of Common Stock.

Resulting from the Private Placement, the Company is required to reserve shares of its common stock to accommodate up to an additional 50% issuable upon potential dilution to the Series B Stock and all the Series A through E Warrants issued in the Private Placement plus the placement agent warrants issued as fees relating to the Private Placement.

Note 11 – Subsequent Events:

From July 1, 2016 through August 12, 2016, holders of the Company’s Series B Stock converted a total of 1,000 shares of the Company’s Series B Stock into 100,000 shares of Common Stock.

On July 27, 2016, we received approval of the institutional review board (“IRB”) for our amended protocol submitted on July 21, 2016 to the U.S. Food and Drug Administration (the “FDA”) relating to the Phase 2b clinical trial of our lead drug candidate, Bryostatin-1, for the treatment of advanced Alzheimer’s disease, which amended protocol eliminates the second, exploratory, study period following the first 12 weeks of treatment. The primary objective is the assessment of safety and tolerability of bryostatin to occur at 13 weeks and that has not been changed with this amendment. The secondary objective is to assess efficacy, also at week 13. Such amendment, to cut the exploratory part of the study, was made for business reasons in order to provide earlier completion of the study and for the planning of future studies. The changes to the study design were not due to any safety concerns. In the study, two doses of bryostatin, 20µg or 40µg, will be compared to placebo. Study subjects receive a total of 7 doses of the study drug over 12 weeks of treatment, followed by safety and efficacy assessments at week 13 and a final study visit at week 16. There will be no second randomization for additional treatment. Subjects who have already entered into the second study period will be discontinued and evaluated 30 days following last treatment for their final study visit. Pending the robustness of trial enrollment, we expect to report data late in the first quarter or the beginning of the second quarter of 2017.

On August 4, 2016, the Company reached a settlement agreement (the “Settlement Agreement”) with Iroquois Master Fund Ltd. and certain of its affiliates (collectively, “Iroquois”) to settle a proposed consent solicitation pertaining to the reconstitution of the Company’s Board of Directors (the “Board”). Pursuant to the Settlement Agreement, in consideration for Iroquois agreeing to discontinue its proposed consent solicitation to reconstitute the Board: (i) Board members Paul Freiman and Jay Haft resigned from the Board of the Company, its subsidiaries and all committees thereof, effective immediately; (ii) the Company’s Chief Executive Officer, Charles Ramat, entered into a Separation Agreement with the Company pursuant to which he shall resign, without cause, from the Board and all other positions that he holds with the Company, including Chief Executive Officer and President, on October 3, 2016 (unless the Board determines an earlier date) (the “Termination Date”) with Mr. Ramat remaining as a consultant to the Company until February 28, 2018; (iii) the Board appointed each of Mr. Joshua Silverman and Dr. Kenneth J. Gorelick to the Board, each to serve in accordance with the Company’s By-laws until his respective successor is duly elected and qualified or until his earlier resignation or removal; and (iv) the Company entered into a consulting agreement with SM Capital Management, LLC, a limited liability company owned and controlled by Mr. Joshua Silverman.

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Pursuant to the Ramat Separation Agreement, Mr. Ramat will continue to receive his current salary and benefits through the Termination Date except that his salary shall be reduced by $10,000 to $23,333 per month. On the Termination Date, Mr. Ramat will receive a lump sum severance payment in the amount of $200,000, which is equal to the amount of severance he is entitled to receive if he is terminated by the Company for a reason other than cause or by him for good reason pursuant to his employment agreement with the Company. The Ramat Separation Agreement further provides that (a) the Consulting Agreement between Ramat Consulting Group and the Company, effective February 28, 2013, shall automatically be restored and become fully effective and reinstated on the same terms and conditions for the balance of its five year term, which shall expire on February 28, 2018, and pursuant to which consulting fees are to be paid at the rate of $50,000 per annum, payable monthly, and (b) on the Termination Date, Mr. Ramat’s (i) outstanding unvested stock options, totaling 700,055, shall immediately vest, notwithstanding that Mr. Ramat, on the previously scheduled vesting dates, will no longer be an employee, director, or service provider to the Company, and (ii) vested options (including those whose vesting occurs pursuant the preceding clause) shall continue to be exercisable for a period of ten (10) years following the respective dates of grant of such options.

In connection with the resignations of each of Mr. Freiman and Mr. Haft from the Board, the Company entered into Director Separation Agreements, dated August 4, 2016, with each of Mr. Freiman and Mr. Haft (the “Director Separation Agreements”). Pursuant to such Director Separation Agreements, each of Mr. Freiman and Mr. Haft’s (i) outstanding unvested stock options, totaling 599,596 for both Mr. Freiman and Mr. Haft, shall immediately vest, notwithstanding that such director, on the previously scheduled vesting dates, will no longer be an employee, director, or service provider to the Company, and (ii) vested options (including those whose vesting occurs pursuant the preceding clause) shall continue to be exercisable for a period of ten (10) years following the respective dates of grant of such options.

In addition, on August 4, 2016, the Company entered into a consulting agreement with SM Capital Management, LLC (“SMCM”), a limited liability company owned and controlled by Mr. Joshua Silverman (the “Consulting Agreement”). Pursuant to the Consulting Agreement, SMCM shall provide consulting services which shall include, but not be limited to, providing business development, financial communications and management transition services, for a one-year period, subject to annual review thereafter. SMCM’s annual consulting fee is $120,000, payable by the Company in monthly installments of $10,000. In addition, the Consulting Agreement provides that the Company shall take all actions within its control, including the recommendation of such director nominee by the Nominating and Governance Committee of the Board, to nominate and appoint one (1) additional member to the Board designated by Josh Silverman during the initial consulting term.

On August 12, 2016, the Company’s Board of Directors increased the size of the Board of Directors from six to seven and appointed Ms. Shana Phares, President and Chief Executive of BRNI, to the Company’s Board of Directors. Ms. Phares replaces Mr. William Singer as a designee to the Board of Directors pursuant to the agreement between Neurotrope and Neuroscience Research Ventures, Inc. (NRV) dated November 12, 2015. Mr. Singer will remain as a member of the Board but no longer as an NRV designee.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing elsewhere in this report. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this report and our annual report filed on Form 10-K for the year ended December 31, 2015.

Basis of Presentation

The unaudited financial statements for our fiscal quarters ended June 30, 2016 and 2015 include a summary of our significant accounting policies and should be read in conjunction with the discussion below and our financial statements and related notes included elsewhere in this quarterly report.

Overview

Neurotrope BioScience was founded as a Delaware corporation in October 2012. Our activities since Neurotrope BioScience’s inception through June 30, 2016 have been devoted primarily to the research and development of AD therapeutic products and related diagnostics using patented technology and raising capital. This technology is licensed by us from the Blanchette Rockefeller Neuroscience Institute (“BRNI”), and its affiliate, NRV II, LLC (“NRV II”) pursuant to the Amended and Restated Technology License and Services Agreement (“BRNI License”), entered into on February 4, 2015 and amended on November 12, 2015. Prior to being licensed to us, the technology had been under development by BRNI since 1999 and was financed by BRNI from a variety of non-investor sources including not-for-profit foundations, the National Institutes of Health and individual philanthropists up until March 2013. From March 2013 forward, development of the licensed technology has been funded principally through collaboration by BRNI with Neurotrope BioScience. See the description of Neurotrope BioScience financings below in “Financial Condition, Liquidity and Capital Resources – Sources and Uses of Liquidity.” The Company has not realized any revenues from its operations.

Pursuant to the BRNI License, Neurotrope BioScience maintained its exclusive (except as described below), non-transferable (except pursuant to the BRNI License’s assignment provision), world-wide, royalty-bearing right, with a right to sublicense (in accordance with the terms and conditions described below), under BRNI’s and NRV II’s respective right, title and interest in and to certain patents and technology owned by BRNI or licensed to NRV II, LLC by BRNI as of or subsequent to October 31, 2012 to develop, use, manufacture, market, offer for sale, sell, distribute, import and export certain products or services for therapeutic and diagnostic applications for AD and other cognitive dysfunctions in humans or animals (the “Field of Use”). Additionally, the BRNI License specifies that all patents that issue from a certain patent application, shall constitute licensed patents and all trade secrets, know-how and other confidential information claimed by such patents constitute licensed technology under the BRNI License. Furthermore, on July 10, 2015 under the terms of the Statement of Work and Account Satisfaction Agreement dated February 4, 2015, Neurotrope BioScience’s rights relating to an in vitro diagnostic test system reverted to BRNI.

Notwithstanding the above license terms, BRNI and its affiliates retain rights to use the licensed intellectual property in the Field of Use to engage in research and development and other non-commercial activities and to provide services to Neurotrope BioScience or to perform other activities in connection with the BRNI License.

Under the BRNI License, BRNI is a preferred service provider in certain circumstances and Neurotrope BioScience may not enter into sublicense agreements with third parties except with BRNI’s prior written consent, which consent shall not be commercially unreasonably withheld. Furthermore, the BRNI License dated February 4, 2015 revises the agreement that was entered into as of October 31, 2012 and amended on August 21, 2013, in that it provides that any intellectual property developed, conceived or created in connection with a sublicense agreement that Neurotrope BioScience entered into with a third party pursuant to the terms of the BRNI License will be licensed to BRNI and its affiliates for any and all non-commercial purposes, on a worldwide, perpetual, non-exclusive, irrevocable, non-terminable, fully paid-up, royalty-free, transferable basis, with the right to freely sublicense such intellectual property. Previously, the agreement had provided that such intellectual property would be assigned to BRNI.

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Under the BRNI License, BRNI and Neurotrope BioScience will jointly own data, reports and information that is generated on or after February 28, 2013, by Neurotrope BioScience, on behalf of Neurotrope BioScience by a third party or by BRNI pursuant to a statement of work that the parties enter into pursuant to the BRNI License, in each case to the extent not constituting or containing any data, reports or information generated prior to such date or by BRNI not pursuant to a statement of work (the “Jointly Owned Data”). BRNI has agreed not to use the Jointly Owned Data inside or outside the Field of Use for any commercial purpose during the term of the BRNI License or following any expiration of the BRNI License other than an expiration that is the result of a breach by Neurotrope BioScience of the BRNI License that caused any licensed patent to expire, become abandoned or be declared unenforceable or invalid or caused any licensed technology to enter the public domain (a “Natural Expiration”), provided, however, BRNI may use the Jointly Owned Data inside or outside the Field of Use for any commercial purpose following any termination of the BRNI License. Also, BRNI granted Neurotrope BioScience a license during the term and following any Natural Expiration, to use certain BRNI data in the Field of Use for any commercial purposes falling within the scope of the license granted to Neurotrope BioScience under the BRNI License.

The BRNI License further requires us to pay BRNI (i) a fixed research fee equal to a pro rata amount of $1 million in the year during which we close on a $25 million round of financing, (ii) a fixed research fee of $1 million per year for each of the five calendar years following the completion of such financing and (iii) an annual fixed research fee in an amount to be negotiated and agreed upon no later than 90 days prior to the end of the fifth calendar year following the completion of such financing to be paid with respect to each remaining calendar year during the term of the BRNI License.

On November 12, 2015, we entered into an amendment to the BRNI License. Pursuant to the amendment, we paid an aggregate of approximately $348,000 to BRNI following the closings of the Series B private placement, which constituted an advance royalty payment to BRNI and will be offset (with no interest) against the amount of future royalty obligations payable until such time that the amount of such future royalty obligations equals in full the amount of the advance royalty payments made.

The term of the BRNI License continues until the later of the date (i) the last of the licensed patents expires, is abandoned or is declared unenforceable or invalid (in each case, determined in accordance with the BRNI License) and (ii) the last of the licensed technology enters the public domain. Either party has the right to terminate the BRNI License after 30 days prior notice in certain circumstances, including if either party were to materially breach any provisions of the BRNI License and does not cure such material breach within 60-days from notice of such material breach from the non-breaching party, and for breaches that are capable of being cured, in the event of certain bankruptcy or insolvency proceedings.

Concurrently with the November 12, 2015 amendment to the BRNI License, Neurotrope Bioscience entered into a new Statement of Work Agreement pursuant to the BRNI License Agreement (the “November 2015 SOW Agreement”). The November 2015 SOW Agreement replaced the February 2015 SOW Agreement, which was effective as of October 1, 2014 and expired on September 30, 2015.

Pursuant to the November 2015 SOW Agreement, Neurotrope Bioscience agreed to pay BRNI one million one hundred sixty-six thousand six hundred sixty-six dollars ($1,166,666) in service fees payable in the amount of eighty-three thousand three hundred thirty-three dollars ($83,333) per month for each month from November 1, 2015 through December 31, 2016. The payments under the November 2015 SOW Agreement will satisfy Neurotrope Bioscience’s obligations to reimburse BRNI pursuant to Section 5.6 of the BRNI License for any and all attorneys’ fees, translation costs, filing fees, maintenance fees, and other costs and expenses related to applying for, filing, prosecuting, and maintaining patents and applications for the licensed intellectual property incurred by BRNI during the term of the November 2015 SOW Agreement (but, for the avoidance of doubt, such payments shall not satisfy any attorneys’ fees, translation costs, filing fees, maintenance fees, or other costs or expenses related to applying for, filing, prosecuting, and maintaining patents and applications for the licensed intellectual property incurred by BRNI after the expiration or termination of the November 2015 SOW Agreement term), as well as any litigation costs which BRNI may incur related to any of the licensed intellectual property during the November 2015 SOW Agreement term. BRNI shall not commence any litigation to enforce the licensed intellectual property without the consent of Neurotrope Bioscience (which consent shall not be unreasonably withheld, delayed, or denied).

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In consideration for the payments made pursuant to the November 2015 SOW Agreement, BRNI shall perform the services requested by Neurotrope Bioscience for the further development of Neurotrope’s bryostatin drug platform. In addition, under the terms of the November 2015 SOW Agreement, BRNI may enroll one additional compassionate use, in addition to the compassionate use patient (who has currently completed a compassionate use trial) in trials of BRNI’s Alzheimer’s therapeutic drug platform during the November 2015 SOW Agreement term, and the payments set forth above, shall satisfy any and all of Neurotrope Bioscience’s obligation whatsoever to BRNI or to any other third party for costs incurred or to be incurred by BRNI relating to such trials. Neurotrope Bioscience and BRNI shall jointly review protocols which shall be established to the parties’ mutual satisfaction and contain appropriate safety measures to be employed by the treating physician. No additional compassionate use or expanded access patients will be enrolled by BRNI without the consent of Neurotrope Bioscience.

On July 28, 2016, BRNI filed a petition for Chapter 11 Reorganization in the United States Bankruptcy Court for the District of West Virginia. As part of the bankruptcy filing, BRNI has asked the Bankruptcy Court to reject certain executory contracts including employment agreements with a number of its researchers and other personnel, including, without limitation, Dr. Daniel Alkon, who is our Chief Scientific Officer and also, as the scientific director of BRNI, has led a term of BRNI scientists who are principally involved on behalf of BRNI in support of the Neurotrope-BRNI License Agreement. BRNI has not requested that the Neurotrope-BRNI itself be rejected. We do not believe that BRNI, as a matter of law, has a right to terminate the BRNI License Agreement as a result of the bankruptcy filing and have been advised by BRNI’s representatives that there will be no action regarding the Neurotrope-BRNI license and that BRNI intends to meet all of its obligations in support of the Company’s work.

On May 12, 2014, we entered into a license agreement (the “Stanford Agreement”), with The Board of Trustees of the Leland Stanford Junior University (“Stanford”) pursuant to which Stanford granted us a revenue-bearing, world-wide right and exclusive license, with the right to grant sublicenses (on certain conditions), under certain patent rights and related technology for the use of bryostatin structural derivatives, known as “bryologs,” for use in the treatment of central nervous system disorders, lysosomal storage diseases, stroke, cardio protection and traumatic brain injury, for the life of the licensed patents. Pursuant to the Stanford Agreement, we paid a $60,000 license initiation fee to Stanford. We currently pay Stanford a $10,000 annual license maintenance fee, and will pay milestone payments in the aggregate amount of up to $3,700,000 upon the achievement of certain product development events commencing upon the filing of the first IND application through approval of an applicable product, as well as low single-digit royalties on net sales of the licensed products. Each party has the right to terminate the Stanford Agreement for an uncured material breach of the other party. Additionally, we may terminate the Stanford Agreement at any time upon 60 days written notice to Stanford.

On July 29, 2014, we announced that we initiated our Phase 2a clinical trial to evaluate bryostatin for the treatment of patients with AD. The trial was being conducted under an IND application filed by BRNI. BRNI transferred its rights and obligations arising under such IND application to us on February 4, 2015. We enrolled a total of nine patients in the randomized, double-blind, placebo-controlled, single dose study. Six patients were randomized to receive bryostatin by injection and three received a matching placebo control. The primary objective of the clinical trial was to assess the safety and tolerability of a single dose of bryostatin in the treatment of patients with AD. The secondary objectives of the study were the preliminary evaluation of the efficacy of a single dose of bryostatin in the treatment of patients with AD, its pharmacokinetics and pharmacodynamics and the evaluation of any correlation between changes in PKCε with plasma levels of bryostatin and with improvement in cognitive function. On February 24, 2015, we announced that the Phase 2a clinical trial met its primary endpoint demonstrating preliminary safety and tolerability of bryostatin. On March 17, 2015, we announced that preliminary assessment of PKCε levels in peripheral monocytes demonstrated a significant increase in total PKC protein levels at the end of the bryostatin infusion consistent with target engagement. An additional secondary objective of the study was the evaluation of efficacy following a single dose of bryostatin and there was no measurable improvement in cognition in this mildly impaired patient population.

Following on these results, on October 9, 2015, Neurotrope BioScience executed a Services Agreement with Worldwide Clinical Trials, Inc., or WCT, effective as of August 31, 2015. The Services Agreement relates to services for Neurotrope BioScience’s Phase 2b clinical study assessing the safety, tolerability and efficacy of bryostatin in the treatment of moderately severe to severe Alzheimer’s disease, or the Study. Pursuant to the terms of the Services Agreement, WCT will provide services to enroll approximately one hundred and fifty (150) study subjects at approximately 30 sites across the United States. We began enrollment at the initial sites at the end of 2015. Assuming prompt enrollment at the majority of the sites, we expect that within approximately 15 months, we will receive data from an interim analysis with final top line results available in approximately 18 months from the start of enrollment. This trial was designed to administer dosing of bryostatin for up to six months for moderately severe to severe AD patients but has been amended to administer dosing of bryostatin for up to three months (see details of the amendment below). Among the trial’s endpoints are the measurement of improvement in cognition, activities of daily living and behavior. The Company’s goal is to show the robust treatment effect that the regulatory agencies, the marketplace and, most importantly, our patients and their caregivers are seeking.

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On July 27, 2016, we received approval of the institutional review board (“IRB”) for our amended protocol submitted on July 21, 2016 to the U.S. Food and Drug Administration (the “FDA”) relating to the Phase 2b clinical trial of our lead drug candidate, Bryostatin-1, for the treatment of advanced Alzheimer’s disease, which amended protocol eliminates the second, exploratory, study period following the first 12 weeks of treatment. The primary objective is the assessment of safety and tolerability of bryostatin to occur at 13 weeks and that has not been changed with this amendment. The secondary objective is to assess efficacy, also at week 13. Such amendment, to cut the exploratory part of the study, was made for business reasons in order to provide earlier completion of the study and for the planning of future studies. The changes to the study design were not due to any safety concerns. In the study, two doses of bryostatin, 20μg or 40μg, will be compared to placebo. Study subjects receive a total of 7 doses of the study drug over 12 weeks of treatment, followed by safety and efficacy assessments at week 13 and a final study visit at week 16. There will be no second randomization for additional treatment. Subjects who have already entered into the second study period will be discontinued and evaluated 30 days following last treatment for their final study visit. Pending the robustness of trial enrollment, we expect to report data late in the first quarter or the beginning of the second quarter of 2017.

The total estimated budget for the services, including pass-through costs, was approximately $11.6 million before the amendment of its Phase 2b clinical study protocol as outlined above. As a result of the amendment, the Company believes that the total trial cost will be reduced. Neurotrope BioScience may terminate the Services Agreement without cause upon sixty (60) days’ prior written notice. As of June 30, 2016, Neurotrope BioScience has paid WCT approximately $2.4 million for current and future services.

Strategy

Our strategy is to efficiently utilize our licensed proprietary and patented technologies to further the development of those technologies toward commercializing a therapeutic for AD and potentially utilize these technologies to treat other neurological diseases. We may also seek to acquire, by license or otherwise, other development stage products that are consistent with our product portfolio objectives and commercialization strategy. In addition, we plan to utilize technologies licensed from BRNI and Mount Sinai in order to pursue therapeutics for orphan drug indications, including Fragile X Syndrome and Niemann-Pick Type C disease. Through an agreement with BRNI, we have the exclusive worldwide license relating to Fragile X Syndrome (“FXS”). FXS is the most common cause of inherited intellectual disability and the most common known genetic cause of autism or autism spectrum disorders. Symptoms of FXS include a range from learning disabilities to more severe cognitive or intellectual disabilities. Delays in speech and language development are common, as are a variety of physical and behavioral characteristics. FXS is caused by a “full mutation” of the FMR1 Gene. There are approximately 135,000 Fragile X Syndrome patients in the United States and a similar number in Europe. Neurotrope BioScience received support from the FRAXA Research Foundation, Inc. (“FRAXA”) to fund a pre-clinical FXS behavior study for bryostatin at FRAXA’s sponsored laboratory located at the University of Chile in Santiago, Chile. FRAXA provided full funding for a preclinical study to evaluate the behavioral effects of bryostatin-1 in an FXS mouse model. Twice weekly treatment for 13 weeks yielded statistically significant improvements in outcome measures with bryostatin compared to placebo. We have formed an experienced clinical advisory board to assist us with protocol development for a planned Phase 2a study in FXS patients. We seek resources to initiate the first clinical trial with bryostatin in patients with FXS. We have been granted orphan drug designation by the FDA for the use of bryostatin in the treatment of Fragile X Syndrome.

Use of bryostatin to treat a serious and deadly lysosomal storage disorder, Niemann-Pick Type C Disease (“NP-C”), is being explored by the Company in collaboration with the Icahn School of Medicine at Mount Sinai in New York City. NP-C mainly affects children who develop severe neurologic symptoms including gait disturbance and cognitive deficits early in life. There are approximately 3,500 NP-C patients in the United States and a similar number in Europe. Patients with NP-C have a gene defect that results in the loss of the “normal” NPC1 or NPC2 protein that is important for cholesterol trafficking.

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A study was funded by several family foundations under the auspices of SOAR-NPC. This study examined the effects of various dosing regimens of bryostatin in NP-C mice over a brief treatment period. Although bryostatin showed mixed results in vivo, the SOAR study did not find encouraging results with its in vivo animal model. Another in vivo study began at the beginning of 2016 and is currently underway at Mt. Sinai to evaluate the effect of bryostatin in an animal model (NPC1 mice) of Niemann-Pick Type C. Depending upon the in vivo results and available funding, we will work towards completion of the necessary pre-clinical work in order to file and obtain FDA approval of an IND, or investigational new drug application. Assuming that the pre-clinical work shows positive activity, we expect to apply for orphan drug designation for this indication.

Neurotrope has entered into a research collaboration with the International Rett Syndrome Foundation (“Foundation”), under the Rett Syndrome.org Scout Program, funded by the Foundation, whereby bryostatin will be tested using mouse models. The hope is that bryostatin will activate key synaptic growth factors that are deficient in patients suffering from Rett Syndrome.

The Company is also advancing its drug development program thru its licensing agreement with Stanford whereby Stanford is working to finalize a process to synthesize bryostatin making the drug more accessible.

Going Concern

As shown in the consolidated financial statements contained in this report, we have generated no revenues to date, have incurred substantial losses, and have substantial contractual commitments pursuant to various agreements to which we are a party including costs associated with our ongoing Phase 2b clinical trial and related amendments to the clinical trial protocol.

Our ability to continue existence is dependent upon our continuing efforts to obtain additional financing to carry out our business plan. We intend to fund our operations through equity and/or debt financing arrangements and any revenues generated in the future. Any equity financing, if available, would most likely be significantly dilutive to our current stockholders. However, there can be no assurance that these arrangements, if any, will be sufficient to fund our ongoing capital expenditures, working capital, and other cash requirements. The outcome of these matters cannot be predicted at this time.

There can be no assurance that any additional financings will be available to us on satisfactory terms and conditions, if at all. These conditions raise substantial doubt as to our ability to continue as a going concern.

The unaudited condensed consolidated financial statements contained in this report do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should we be unable to continue as a going concern.

Results of Operations

Comparison of the six months ended June 30, 2016 and June 30, 2015

Revenues

We did not generate any revenues for the six months ended June 30, 2016 and 2015.

Operating Expenses

Overview

Total operating expenses for the six months ended June 30, 2016 were $4,324,925 as compared to $5,018,714 for the six months ended June 30, 2015, a decrease of approximately 14%. The decrease in operating expenses is due primarily to the decrease in general and administrative expenses to support product research and development activities, partially offset by the acceleration of product research and development activities relating to efforts to commercialize pharmaceutical products for the treatment of neurodegenerative diseases and our collaboration with BRNI.

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Research and Development Expenses

	Six months ended June 30, 2016							Six months ended June 30, 2015
	Therapeutic		Diagnostic		Patents & Licenses		Total	Therapeutic		Diagnostic		Patents & Licenses		Total
Related Party (BRNI)	$	NA	$	NA	$	NA	$514,558	$	NA	$	NA	$	NA	$1,215,881
Non-Related Party		1,804,762		0		13,917	1,818,679		1,033,741		0		45,737	1,079,478
Total	$	NA	$	NA	$	NA	$2,333,237	$	NA	$	NA	$	NA	$2,295,359

For the six months ended June 30, 2016, we incurred $514,558 of research and development – related party versus $1,215,881 for the six months ended June 30, 2015. These expenses consisted primarily of a flat fee of $83,333 per month as compared to $200,000 per month for the six months ended June 30, 2016 versus 2015, respectively, plus $14,558 as compared to $15,881 for expenses relating to the Company’s therapeutic activities for the six months ended June 30, 2016 and 2015, respectively. These fees and expenses are incurred pursuant to our strategic alliance with BRNI for ongoing research and development principally relating to the development of our potential therapeutic products. The change in monthly expense is pursuant to the November 2015 SOW, which covered product development activities and maintenance of the licensed patent portfolio.

For the six months ended June 30, 2016, we incurred $1,818,679 in research and development expenses with non-related parties as compared to $1,079,478 for the six months ended June 30, 2015. These expenses were incurred pursuant to developing the potential AD therapeutic product and products relating to orphan drug indications. Of these expenses, for the six months ended June 30, 2016, $1,727,796 related to conducting our AD Phase 2b clinical trial and related storing of drug product, $33,366 for clinical consulting services, $13,917 of licensing payment amortization relating to the Stanford and Mount Sinai license agreements, $31,600 for orphan drug development costs and $12,000 for development of alternative drug supply with Stanford University as compared to, for the six months ended June 30, 2015, $872,785 related to conducting our AD Phase 2a clinical trial and related storing of drug product, $138,741 for clinical consulting services, $24,787 of licensing payment amortization relating to the Stanford and Mount Sinai license agreements, $18,015 for orphan drug development costs and $25,150 for development of alternative drug supply with Stanford University.

General and Administrative Expenses

We incurred related party general and administrative expenses totaling $54,000 for each of the six months ended June 30, 2016 and 2015. These amounts are attributable to the payments to our prior Chairman for services provided to us.

We incurred $1,523,001 and $2,424,340 of other general and administrative expenses for the six months ended June 30, 2016 and 2015, respectively, a decrease of approximately 37%. Of the amounts for the six months ended June 30, 2016 versus the comparable 2015 period: $723,877 was incurred primarily for wages, vacation pay, taxes and insurance, for four employees plus our Chairman and our Chief Executive Officer, versus $1,510,348 for six employees for the 2015 comparable period; $211,564 versus $396,300 for ongoing legal expenses as the Company had significant contractual negotiations for the prior six month period, $52,000 was incurred for outside operations consulting services versus $0 as the Company hired a consultant to help recruit our new Chief Medical officer during the current six month period; $56,587 was incurred for travel expenses, versus $82,029; $111,873 was incurred for investor relations services versus $128,120; $84,112 was incurred for professional fees associated with auditing, financial, accounting and tax advisory services versus $75,502; $85,282 was incurred for insurance versus $126,749, and; $197,707 was incurred for office rent, including acceleration of expense based upon abandonment of approximately $120,000, and utilities, supplies, license fees, filing costs, rent, advertising and other, versus $75,502.

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Stock Based Compensation Expenses

We incurred related party non-cash expenses totaling $87,635 as compared to $87,154 for the six months ended June 30, 2016 and 2015, respectively, in connection with the vesting of stock options.

We incurred $327,052 and $157,861 of non-related party non-cash expenses for issuance of stock options for the six months ended June 30, 2016 and 2015, respectively. The increase is a result of the issuance of stock options during the fourth quarter of 2015 and the first six months of 2016.

Other Income

We earned $3,934 of interest income for the six months ended June 30, 2016 as compared to $2,489 for the six months ended June 30, 2015 on funds temporarily deposited in an interest bearing money market account. This increase is attributable to the Company’s capital raising activities in November 2015 offset by the reduction in cash balances.

Net losses and earnings per share

We incurred losses of $4,320,991 and $5,016,225 for the six months ended June 30, 2016 and 2015, respectively. The decreased loss was primarily due to our employee terminations during 2015, offset by increased stock compensation expense and research and development activities. Earnings (losses) per common share were ($0.11) and ($0.22) for the six months ended June 30, 2016 and 2015, respectively. The decrease in loss per share is primarily attributable to the increased weighted average common shares outstanding partially offset by an increase in accrued preferred stock dividends.

Comparison of the three months ended June 30, 2016 and June 30, 2015

Revenues

We did not generate any revenues for the three months ended June 30, 2016 and 2015.

Operating Expenses

Overview

Total operating expenses for the three months ended June 30, 2016 were $2,194,790 as compared to $2,650,877 for the three months ended June 30, 2015, a decrease of approximately 17%. The decrease in operating expenses is due primarily to the significant decrease in general and administrative expenses needed to support product research and development activities.

Research and Development Expenses

	Three months ended June 30, 2016							Three months ended June 30, 2015
	Therapeutic		Diagnostic		Patents & Licenses		Total	Therapeutic		Diagnostic		Patents & Licenses		Total
Related Party (BRNI)	$	NA	$	NA	$	NA	$264,558	$	NA	$	NA	$	NA	$615,881
Non-Related Party		918,956		0		6,986	925,942		582,396		0		4,425	586,821
Total	$	NA	$	NA	$	NA	$1,190,500	$	NA	$	NA	$	NA	$1,202,702

For the three months ended June 30, 2016, we incurred $264,558 of research and development – related party versus $615,881 for the three months ended June 30, 2015. These expenses consisted primarily of a flat fee of $83,333 per month as compared to $200,000 per month for the three months ended June 30, 2016 versus 2015, respectively, plus $14,558 as compared to $15,881 for expenses relating to the Company’s therapeutic activities for the three months ended June 30, 2016 and 2015, respectively. These fees and expenses are incurred pursuant to our strategic alliance with BRNI for ongoing research and development principally relating to the development of our potential therapeutic products. The change in monthly expense is pursuant to the November 2015 SOW, which covered product development activities and maintenance of the licensed patent portfolio.

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For the three months ended June 30, 2016, we incurred $925,942 in research and development expenses with non-related parties as compared to $586,821 for the three months ended June 30, 2015. These expenses were incurred pursuant to the development of the potential AD therapeutic product and products relating to orphan drug indications. Of these expenses, for the three months ended June 30, 2016, $881,669 related to conducting our AD Phase 2b clinical trial and related storing of drug product, $25,287 for clinical consulting services, $6,986 of licensing payment amortization relating to the Stanford and Mount Sinai license agreements, $6,000 for orphan drug development costs and $6,000 for development of alternative drug supply with Stanford University as compared to, for the three months ended June 30, 2015, $546,846 related to conducting our AD Phase 2a clinical trial and related storing of drug product, $26,932 for clinical consulting services, $4,425 of licensing payment amortization relating to the Stanford and Mount Sinai license agreements, $3,468 for orphan drug development costs and $5,150 for development of alternative drug supply with Stanford University.

General and Administrative Expenses

We incurred related party general and administrative expenses totaling $27,000 for each of the three months ended June 30, 2016 and 2015. These amounts are attributable to the payments to our prior Chairman for services provided to us.

We incurred $767,649 and $1,237,982 of other general and administrative expenses for the three months ended June 30, 2016 and 2015, respectively, a decrease of approximately 38% primarily due to reduction in wages and related employee expenses. Of the amounts for the three months ended June 30, 2016 versus the comparable 2015 period: $356,774 was primarily incurred for wages, vacation pay, taxes and insurance, for four employees plus our Chairman and our Chief Executive Officer, versus $913,962 for six employees for the 2015 comparable period; $118,052 versus $121,928 for ongoing legal expenses; $24,607 was incurred for travel expenses, versus $23,052; $46,399 was incurred for investor relations services versus $59,637; $20,300 was incurred for professional fees associated with auditing, financial, accounting and tax advisory services versus $64,642 as the Company paid its year-end audit expense during the first quarter of 2016 versus in the second quarter of 2015; $44,004 was incurred for insurance versus $63,546; and $37,513 was incurred for office rent, including acceleration of expense based upon abandonment of approximately $120,000, and utilities, supplies, license fees, filing costs, rent, advertising and other, versus $48,740.

Stock Based Compensation Expenses

We incurred related party non-cash expenses totaling $43,818 for both three month periods ended June 30, 2016 and 2015, in connection with the vesting of stock options.

We incurred $165,823 and $139,375 of non-related party non-cash expenses for issuance of stock options for the three months ended June 30, 2016 and 2015, respectively.

Other Income

We earned $1,856 of interest income for the three months ended June 30, 2016 as compared to $921 for the three months ended June 30, 2015, on funds temporarily deposited in an interest bearing money market account. This increase is attributable to the Company’s capital raising activities in November 2015 offset by the reduction in cash balances.

Net losses and earnings per share

We incurred losses of $2,192,934 and $2,649,956 for the three months ended June 30, 2016 and 2015, respectively. The decreased loss was primarily due to our employee terminations during 2015. Losses per common share were ($0.05) and ($0.11) for the three months ended June 30, 2016 and 2015, respectively. The decrease in loss per share is primarily attributable to the increased weighted average common shares outstanding and a reduction in our loss from operations, partially offset by an increase in accrued preferred stock dividends.

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Financial Condition, Liquidity and Capital Resources

Since the inception of Neurotrope BioScience, we have primarily devoted our efforts to the development of our therapeutic products, raising capital, negotiating the BRNI License and, until June 30, 2015, the license we formerly held under the BRNI License Agreement to certain technology, including rights relating to an in vitro test system based on examination of skin cells intended to predict the presence of Alzheimer’s disease in humans (the “AD Diagnostic Test”) toward commercialization while conducting business planning and recruiting executive management.

Cash and Working Capital

Since inception, we have incurred negative cash flows from operations. As of June 30, 2016, we had an accumulated deficit of $32,045,215 and had working capital of $7,826,754 as compared to working capital of $11,732,280 as of December 31, 2015. The $3,905,526 decrease in working capital was primarily attributable to expenditures relating to development of a potential therapeutic and potential former diagnostic product and general and administrative expenses, which resulted in a net loss of $4,320,991 plus capital expenditures of $2,947 for the six months ended June 30, 2016.

Sources and Uses of Liquidity

Since inception, we have satisfied our operating cash requirements from the private placement of equity securities sold principally to outside investors. We expect to continue to incur expenses, resulting in losses and negative cash flows from operations, over at least the next several years as we continue to develop AD therapeutic products and related diagnostics. We anticipate that this development will include continuing our current clinical trials as well as new clinical trials and additional research and development expenditures.

We expect to require additional capital in order to initiate, pursue and complete all planned clinical trials and development of bryostatin. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to access additional funds when needed, we may not be able to initiate, pursue and complete all planned clinical trials or continue the development of our product candidates or we could be required to delay, scale back or eliminate some or all of our development programs and operations. Any additional equity financing, if available, may not be available on favorable terms, would most likely be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we are able to access funds through collaborative or licensing arrangements, we may be required to relinquish rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize on our own, on terms that are not favorable to us. Our ability to access capital when needed is not assured and, if not achieved on a timely basis, will materially harm our business, financial condition and results of operations.

We currently have approximately $7.9 million in cash and cash equivalents, which we expect to be sufficient to fund our operations for approximately the next six months. This cash will be used, for the next six months, for corporate overhead of approximately $2.7million and $5.2 million for the continuing Alzheimer’s disease clinical trial.

Off-Balance Sheet Arrangements

We did not engage in any “off-balance sheet arrangements” (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K) as of June 30, 2016.

Item 3. Quantitative and Qualitative Disclosures about Market Risk.

Not applicable to a smaller reporting company.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, our principal executive officer and principal financial officer, respectively, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are not effective due to the material weakness resulting from a limited segregation of duties among our employees with respect to our control activities. This deficiency is the result of our limited number of employees. This deficiency may affect management’s ability to determine if errors or inappropriate actions have taken place. Management is required to apply its judgment in evaluating the cost-benefit relationship of possible changes in our disclosure controls and procedures.

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Management has implemented certain measures including additional cash controls, dual-signature procedures, and other review and approval processes by the Company’s management team. The Company intends to hire additional personnel to allow for improved financial reporting controls and segregation of duties, when cash resources permit.

Changes in Internal Controls over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this report, which has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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PART II

OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business, financial condition or results of operation. There are currently no pending legal proceedings that we believe will have individually or in the aggregate, a material adverse effect on our business, financial condition or operating results. As far as we are aware, no governmental authority is contemplating any proceeding to which we are a party or to which any of our properties is subject.

Item 1A. Risk Factors.

An investment in shares of our common stock is highly speculative and involves a high degree of risk. We face a variety of risks that may affect our operations and financial results and many of those risks are driven by factors that we cannot control or predict. Before investing in our common stock you should carefully consider the following risks, together with the financial and other information contained in this report. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our common stock would likely decline and you may lose all or a part of your investment. Only those investors who can bear the risk of loss of their entire investment should invest in our common stock.

Other than as discussed below, there have been no material changes to our risk factors contained in our Annual Report on Form 10-K for the period ended December 31, 2015. For a further discussion of our Risk Factors, refer to the “Risk Factors” discussion contained in our Annual Report on Form 10-K.

We are currently conducting a search for a new chief executive officer. If we are unable to timely find a suitable permanent chief executive officer or integrate such person into our operations, our business may be harmed.

On August 4, 2016, by mutual agreement pursuant to the Separation Agreement, Charles Ramat resigned as Chief Executive Officer and as a member of our Board of Directors effective on October 3, 2016. We are currently conducting a search for a new chief executive officer with significant experience in the biotechnology industry, but there can be no assurance that a permanent replacement will be found on a timely basis, or at all. In such a case, our inability to find a suitable permanent replacement may have a detrimental impact on our Company and impede the progress of our business objectives. Additionally, any changes in our business strategy that may result from hiring a new chief executive officer may have a disruptive impact on our ability to implement our business strategy and could have a material adverse effect on our business.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

There have been no other unregistered sales of equity securities during the quarter ended June 30, 2016.

Item 3. Defaults upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

Not applicable.

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Item 6. Exhibits.

Exhibit
Number	Description

31.1*	Certification of the President and Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*	The following financial information from this Quarterly Report on Form 10-Q for the period ended June 30, 2016, formatted in XBRL (Extensible Business Reporting Language): (i) the Condensed Consolidated Statements of Operations; (ii) the Condensed Consolidated Balance Sheets; (iii) the Condensed Consolidated Statements of Cash Flows; and (iv) the Notes to Consolidated Financial Statements, tagged as blocks of text.

* Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Neurotrope, Inc.

Date: August 15, 2016	By:	/s/ Charles S. Ramat
Charles S. Ramat
President and Chief Executive Officer

Date: August 15, 2016	By:	/s/ Robert Weinstein
Robert Weinstein
Chief Financial Officer, Executive Vice President, Secretary and Treasurer

Exhibit Index

Exhibit
Number	Description

31.1*	Certification of the President and Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*	The following financial information from this Quarterly Report on Form 10-Q for the period ended June 30, 2016, formatted in XBRL (Extensible Business Reporting Language): (i) the Condensed Consolidated Statements of Operations; (ii) the Condensed Consolidated Balance Sheets; (iii) the Condensed Consolidated Statements of Cash Flows; and (iv) the Notes to Consolidated Financial Statements, tagged as blocks of text.

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